NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "Agreement") is made as of [EFFECTIVE DATE] (the "Effective Date"), by and between MATEVEZA USA, LLC., a Delaware limited liability company (the "Borrower"), doing business as "Woods Beer & Wine Co.", and the lender(s) identified in Schedule A hereto (each a "Lender" and collectively the "Lenders").

WITNESSETH:

WHEREAS, each Lender desires to purchase a Secured Convertible Promissory Note (each a "Note" and collectively the "Notes"), substantially in the form attached hereto as Exhibit A, for the "Purchase Price" (as defined below);

WHEREAS, the Borrower desires to issue and sell the Notes to the Lenders under the terms and conditions set forth herein.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Purchase of the Notes. The Borrower has authorized the issuance and delivery pursuant to the terms hereof of the Notes and the Lenders agree to purchase the Notes (as set forth on Schedule A) from the Borrower for an aggregate purchase price (the "Purchase Price") of up to Two Million Dollars ($2,000,000).

2. The Closing. The sale and issuance of Notes pursuant to this Agreement (a "Closing") shall be made on the terms and conditions set forth in this Agreement and, with respect to Notes to be sold after the date of the initial Closing: (1) the representations and warranties of the Borrower set forth in Section 3 hereof shall speak as of the initial Closing; and (2) the representations and warranties of the Lenders set forth in Section 4 hereof shall speak with respect to each Lender participating in a subsequent Closing as of such subsequent Closing. At the applicable Closing, each Lender shall deliver the purchase price of the Note it is purchasing by check or wire transfer as specified in Schedule A, as modified from time to time.

(a) Initial Closing. The initial Closing of the sale and purchase of the Notes shall be held on the Effective Date, or at such other time as the Borrower and the initial subscribers for Notes scheduled to be closed shall agree.

(b) Subsequent Closings. Subsequent Closings of the sale and purchase of Notes shall be held on such dates, and be for such amounts which shall not exceed the Purchase Price less the principal balance of Notes previously sold to and purchased by the Lenders pursuant to this Agreement, as the Borrower and the subscribers for Notes then scheduled to be closed shall agree.

3. Representations and Warranties of the Borrower. In connection with the transactions provided for herein, the Borrower hereby represents and warrants to the Lenders, as of the Closing, that:

(a) Organization and Good Standing. The Borrower is a limited liability company duly organized and validly existing under the laws of the state of California and has all requisite power and authority to carry on its business as now conducted.

(b) Authorization. The execution and delivery of this Agreement, the Notes, and the Security Agreement by the Borrower, the performance by the Borrower of its obligations thereunder and the consummation by the Borrower of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Borrower. This Agreement has been, and the Notes and the Security Agreement when delivered hereunder will have been, duly executed and delivered by the Borrower. This Agreement constitutes, and the Notes and the Security Agreement when delivered hereunder will each constitute, a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its respective terms, except as such enforceability may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors' rights generally.

(c) Compliance with Other Instruments. Neither the authorization, execution and delivery of this Agreement, nor the issuance and delivery of the Notes and the Security Agreement will constitute or result in a material default or violation of any law or regulation applicable to the Borrower or any material term or provision of the Borrower's current Operating Agreement or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

4. Representations and Warranties of the Lenders. In connection with the transactions provided for herein, each Lender, severally and not jointly, hereby represents and warrants to the Borrower as follows:

(a) Authorization. This Agreement constitutes Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Lender has full power and authority to enter into this Agreement.

(b) Purchase Entirely for Own Account. Lender acknowledges that this Agreement is made with Lender in reliance upon Lender's representation to the Borrower that the Note will be acquired for investment for Lender's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Lender further represents that Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Note.

(c) Disclosure of Information. Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Note.

(d) Investment Experience. Lender is an investor in securities and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and

has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Note.

(e) Acknowledgment of Risk. Lender understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. Lender can bear the economic risk of this investment and can afford a complete loss thereof; Lender has sufficient liquid assets to pay the full purchase price for the Units; and Lender has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of Lender’s investment in the Company.

(f) No Consideration. Lender acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to Lender by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(g) Investment Limit. Including the amount set forth on the signature page hereto, in the past 12-month period, Lender has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h) Form C Review. Lender has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, Lender has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(i) Reliance on Communication. Lender confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to Lender in deciding to invest in the Units. Lender acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining Lender's authority or suitability to invest in the Units.

(j) Access to Financial Information. Lender is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. Lender has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(k) Representations & Warranties at Closing. Lender understands that, unless Lender notifies the Company in writing to the contrary at or before the Closing, each of Lender's representations and warranties contained in this Agreement will be deemed to have been

reaffirmed and confirmed as of the Closing, taking into account all information received by Lender.

(l) Right to Abandon. Lender acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to Lender.

(m) No State or Federal Review. Lender understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(n) Cancel & Refund. Lender has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(o) Independent Decision. Lender confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to Lender regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, Lender is not relying on the advice or recommendations of the Company and Lender has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for Lender.

(p) Evaluation. Lender has such knowledge, skill and experience in business, financial and investment matters that Lender is capable of evaluating the merits and risks of an investment in the Units. With the assistance of Lender's own professional advisors, to the extent that Lender has deemed appropriate, Lender has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. Lender has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and Lender is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(q) Sole Benefit. Lender is acquiring the Units solely for Lender's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. Lender understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Lender and of the other representations made by Lender in this Agreement. Lender understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by Lender to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r) Restriction Period. Lender understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Lender may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as

further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Lender understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, Lender understands that Lender must bear the economic risks of the investment in the Units for an indefinite period of time.

(s) No Sale or Transfer. Lender agrees that Lender will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(t) Operating Agreement. Lender agrees that Lender is restricted by the Company's Operating Agreement which further restricts the undersigns ability to sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do so.

(u) ABC Licenses. Lender does not own an interest in any other company holding a California Alcoholic Beverage License.

(v) Qualification. If Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Lender hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Lender's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of Lender's jurisdiction.

5. Closing Conditions. The Lenders' obligation to purchase and pay for the Notes to be sold to the Lenders at the Closing is subject to the fulfillment to the Lenders' reasonable satisfaction, on or prior to the Closing, of the following conditions:

(a) Transaction Documents. The Lenders shall have received the following documents (the "Transaction Documents"), duly executed by the other parties thereto, in form and substance reasonably satisfactory to the Lenders:

(i) Note Purchase Agreement. This Note Purchase Agreement.

(ii) Form of Note. Form of Note, registered in the name of the Lenders.

(iii) Security Agreement. The Security Agreement, substantially in the form attached hereto as Exhibit B, granting Lenders a security interest in all the tangible assets of the Company, as amended, supplemented, or otherwise modified from time to time, referred to in this Agreement as the "Security Agreement", duly executed and delivered by the Borrower.

(iv) Risk Disclosure Statement. The Risk Disclosure Statement.

6. Covenants of the Borrower.

(a) Information. With respect to each Note, so long as the Lender or its affiliates holds the Note, the books of account of the Borrower shall be open for inspection for a purpose reasonably related to the interest of Lender at reasonable times upon written demand of Lender.

(b) Adverse Events. The Borrower shall provide the Lenders with written notice immediately upon the Borrower becoming aware of the occurrence of any ceasing of the Borrower's making of payment, in the ordinary course, to any of its creditors, which written notice sets forth with reasonable particularity the facts and circumstances in respect of which the notice is being given.

7. Prepayment or Conversion of the Notes.

(a) Optional Prepayment of the Notes. The Borrower may, at its option, at any time prepay all or any portion of the Notes, as provided in the Notes.

(b) Conversion of the Notes. Lenders shall have the right to convert the Notes in connection with an Equity Financing of the Company, as provided in the Notes.

8. Miscellaneous.

(a) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that, other than a transfer to an entity controlling, controlled by or under common control with the Borrower, the Borrower may not assign its obligations under this Agreement or the other Transaction Documents without the written consent of the Lenders holding a majority of the then outstanding aggregate principal balance of the Notes (the "Majority Lenders"). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(c) Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during

normal business hours of the recipient, if not so confirmed, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section):

If to the Borrower:

MATEVEZA USA, LLC
26A Glover Street
San Francisco, CA 94109
Attn: Jim Woods

If to Lenders:

To the address set forth below the name of each Lender on Schedule A hereto.

(d) No Finder's Fee. Each party represents that it neither is nor will be obligated for any broker's or finder's fee or commission in connection with this transaction. Each party (the "indemnifying party") agrees to indemnify and to hold harmless the other parties from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying party or any of its officers, partners, equity holders, members, employees or representatives is responsible.

(e) Expenses. Each party shall bear its own expenses in connection with the negotiation, preparation, execution and delivery of this Agreement, the Notes, the Security Agreement and other related documents and instruments.

(f) Entire Agreement; Amendments and Waivers. This Agreement, the Notes, the Security Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any term of this Agreement or any of the instruments delivered herewith may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the parties to such instrument. The Lenders may take action or amend this Agreement, the Notes and the Security Agreement with approval of the Majority Lenders; provided that no such amendment shall modify the pro-rata or pari-passu payment provisions of the Transaction Documents without the consent of each Lender affected thereby.

(g) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(h) Indemnity; Costs, Expenses and Attorneys' Fees. The Borrower shall indemnify and hold Lenders (and their respective officers, directors, managers, employees and agents) harmless from and against any loss, cost, liability and legal or other expense, including attorneys' fees which such indemnified parties may directly or indirectly suffer or incur by reason of the failure of Borrower to perform any of its obligations under this Agreement, the Notes, or the Security Agreement, any grant of or exercise of remedies with respect to any collateral at any time securing any obligations evidenced by this Agreement or the Notes; provided, however, the indemnity agreement contained in this section shall not apply to liabilities of an indemnified party which indemnified party may directly or indirectly suffer or incur by reason of such indemnified party's own gross negligence or willful misconduct.

(i) Further Assurance. From time to time, the Borrower shall execute and deliver to the Lenders such additional documents and shall provide such additional information to the Lenders as any Lenders may reasonably require to carry out the terms of this Agreement, the Notes, and any agreements executed in connection herewith or therewith, or to be informed of the financial and business conditions and prospects of the Borrower.

(j) Governing Law. This Agreement, the Notes and the Security Agreement shall be governed by and construed under the laws of the State of California, without giving effect to the principles of conflicts of laws thereof.

(k) Venue. Borrower and Lenders agree that all actions or proceedings arising in connection with this Agreement, the Notes and the Security Agreement shall be tried and litigated only in the state and federal courts located in the County of San Francisco, State of California. The choice of forum set forth herein shall not be deemed to preclude the enforcement of any judgment obtained in such forum, or the taking of any action hereunder or the Notes to enforce the same, in any appropriate jurisdiction.

(l) Waiver of Jury Trial. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION, OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS AGREEMENT, THE NOTES, OR THE OTHER TRANSACTION DOCUMENTS OR IN ANY WAY CONNECTED WITH, OR RELATED TO, OR INCIDENTAL TO, THE DEALING OF THE PARTIES HERETO WITH RESPECT TO THIS AGREEMENT, THE NOTES, OR THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND IRRESPECTIVE OF WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT EITHER PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF ANY OTHER PARTY HERETO TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

(m) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BORROWER:

MATEVEZA USA, LLC

By: Founder Signature
Jim Woods, CEO

[Lender Signature Page Follows]

LENDERS:
(Separate signature page for each Lender)

Name: [ENTITY NAME]___________________________

Signature: Investor Signature___________________________

SCHEDULE A

Investor Name and Address	Amount
[ENTITY NAME] [ADDRESS]	$[AMOUNT]

EXHIBIT A

Form of Note

THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF, AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH NOTE MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE, TRANSFER OR ASSIGNMENT IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

SECURED CONVERTIBLE PROMISSORY NOTE

$[AMOUNT]

San Francisco, California
[EFFECTIVE DATE]

FOR VALUE RECEIVED, MATEVEZA USA LLC., a California limited liability company (the "Company"), doing business as "Woods Beer & Wine Co.", promises to pay to the order of [ENTITY NAME] (the "Holder"), at the address set forth below, or at such other place as the Holder may designate in writing, the principal sum of $[AMOUNT], with interest at the rate of eight percent (8.00%) per annum. This Secured Convertible Promissory Note (this "Note") is one of a series of subordinate secured promissory notes (collectively, the "Notes") having an aggregate principal balance of up to $2,000,000 being issued by the Company.

The entire principal sum hereof, together with all accrued and unpaid interest, shall be due on January 1, 2028 (the "Maturity Date") or at the option of the Holder immediately upon (i) a sale or transfer of all or substantially all of the assets of the Company or (ii) a sale of membership interests of the Company in which the members of the Company immediately prior to such sale do not hold a majority of the voting membership interests of the Company immediately after such sale (except for any such sale in which principal and interest under this Note will convert into membership interests of the Company), or (iii) an "Event of Default" (as hereinafter defined).

This Note is secured by a Security Agreement dated of even date herewith made by the Company and the holders of the Notes (the "Security Agreement"), whereby the Company has granted the Holder and other holders of the Notes, as security for the performance of the obligations of the Company under the Notes, a security interest in all the tangible and intangible assets of the Company. The security interest and all obligations of the Company under this Note and the Security Agreement will be subordinate to any lien in favor of a bank or other financial institution granted with respect to any indebtedness of the Company.

The indebtedness evidenced by this Note is and at all times will be subordinate and junior in right of payment to the principal of and premium (if any) and interest on (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not allowed) and other amounts due on or in connection with any indebtedness of the

Company to any bank or other financial institution, whether outstanding on the date hereof or hereafter incurred.

The Company may prepay this Note in whole or in part at any time, without penalty; provided that if the Company makes prepayment of any part of the principal prior to the date occurring six months after the date of this Note, then the Company shall pay a premium equal to the difference between the interest due through the date of prepayment and the interest that would have been due if the prepayment had occurred exactly six months after the date of this Note. All payments received hereunder shall be applied first to accrued and unpaid interest, and the balance, if any, to principal. The principal of and interest on this Note shall be payable in immediately available funds in lawful money of the United States.

The Holder may elect, with the approval of the Company (such approval to not be unreasonably withheld), to convert the outstanding principal amount of the Notes and all interest thereon into shares of the Company's common equity of an Equity Financing. An "Equity Financing" shall mean the Company's sale of securities to venture capital, institutional or private investors, in which at least One Million Dollars ($1,000,000) in gross cash proceeds are received by the Company. The amount of principal and interest on all debt then outstanding that is converted into membership interests in connection with such financing (including the Notes) will be included in the determination of the dollar amount of the financing set forth in the preceding sentence. The conversion will be on a dollar for dollar basis, based on a 20% discount to the effective price at which common equity shares are issued. Such conversion must be concluded during the offering period of the Equity Financing. Notice will be given to Holder of the offering period, which shall be no less than 30 days in duration.

In the event that no financing meeting the requirements of the preceding paragraph has been completed prior to the Maturity Date, then the Holder may, by written notice to the Company within 14 days following the Maturity Date and with the approval of the Company (such approval to not be unreasonably withheld), elect to convert the principal amount of the Notes and all interest thereon into Series A-3. Upon receipt of such request (and Company's approval), the Company will hire a reputable financial services firm to provide an independent valuation of the Company's equity for purposes of providing a basis for conversion (at a 20% discount) to Holder. The Company will ensure that the independent valuation will be completed within 60 days following the Maturity Date, and the Maturity Date will be extended for such period upon notice to the holders of the Notes that the valuation process has been undertaken. The principal amount of the Notes and all interest thereon will be converted into Series A-3, based on such independent valuation, within 15 days following the date of receipt by the Board of Directors of the Company of the independent valuation report.

This Note may not be sold, transferred or assigned without the Company's prior written consent, which consent shall not be unreasonably withheld.

The Company hereby waives presentment, demand for payment, notice of dishonor and any and all other notices and demands in connection with the delivery, acceptance, performance,

default or enforcement of this Note, except such demands and notices expressly required hereunder.

If suit be instituted to collect this Note, the Company promises to pay to the Holder such sum as the court may adjudge reasonable as attorneys' fees and costs in such suit.

If any of the following events (herein called an "Event of Default") shall occur:

(a) a default in any required payment of this Note or any of the other Notes; or

(b) a Bankruptcy Event (as defined herein) shall have occurred;

then and in such event interest shall accrue at the rate of seventeen percent (17.00%) per annum until such Event of Default has been cured, and Holder may at any time (unless all defaults shall theretofore have been remedied) at its option, by written notice to the Company, declare this Note to be due and payable, whereupon the same shall forthwith mature and become due and payable, together with interest accrued thereon, without presentment, demand, protest or notice, all of which are hereby waived.

For purposes of this Note, "Bankruptcy Event" shall mean any of the following: if (a) the Company shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code or any other Federal or state bankruptcy, insolvency or similar law, (ii) consent to the institution of, or fail to convert in a timely and appropriate manner, any such proceeding or the filing of any such petition, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or for a substantial part of its property or assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable generally, or admit in writing its inability, to pay its debts as they become due or (vii) take corporate action for the purpose of effecting any of the foregoing; or (b) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Company or of a substantial part of any of its property or assets, under Title 11 of the United States Code or any other Federal or state bankruptcy, insolvency or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or for a substantial part of its property or (iii) the winding-up or liquidation of the Company; and such proceeding or petition shall continue undismissed for 90 days or an order or decree approving or ordering any of the foregoing shall continue unstayed and in effect for 90 days.

In no event shall the amount of interest due or payable hereunder exceed the maximum amount of interest allowed by applicable law or otherwise violate applicable law, and in the event any payment is made which exceeds such maximum lawful amount, then the amount of such excess sum shall be credited as a payment of principal. It is the express intent hereof that the Company shall not pay and Holder shall not receive, directly or indirectly, interest in excess of what may lawfully be paid by the Company under applicable law.

This Note shall be governed by the internal laws of the State of California.

Signature Page Follows

IN WITNESS WHEREOF, the Company has executed this Note as of the date first hereinabove written.

MATEVEZA USA, LLC

By: Founder Signature
Jim Woods, CEO

Name of Holder: [ENTITY NAME]
By: Investor Signature
Name: [INVESTOR NAME]

EXHIBIT B

Form of Security Agreement

SECURITY AGREEMENT

THIS SECURITY AGREEMENT dated as of [EFFECTIVE DATE] (the "Agreement") by and between MATEVEZA USA LLC., a California limited liability company (the "Debtor"), doing business as "Woods Beer & Wine Co.", having an address at 26A Glover Street, San Francisco, CA 94109 and the creditor(s) listed on and having addresses set forth on Schedule A hereto (collectively, the "Secured Party").

Recitals

A. The Debtor has delivered to the Secured Party Secured Promissory Notes (the "Notes") in the original principal amount of up to $2,000,000.

B. This Agreement is intended to secure Debtor's obligations under the Notes.

Agreement

The Debtor and the Secured Party hereby agree as follows:

1. Certain Definitions. Except as set forth in this Section 1 or as otherwise defined herein, capitalized terms shall have the meaning set forth in the Notes.

(a) "Collateral" shall mean the property described on Exhibit A hereto.

(b) "Lien" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, charge, claim or other encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest) and any agreement to give or refrain from giving a lien, mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, charge, claim or other encumbrance of any kind.

2. Security Agreement.

(a) Grant. Debtor, for valuable consideration, the receipt of which is acknowledged, hereby grants to the Secured Party a security interest in and Lien on all of the Collateral now owned or at any time hereafter acquired by the Debtor or in which the Debtor now has or at any time in the future may acquire any right, title or interest.

(b) Debtor Remains Liable. Anything herein to the contrary notwithstanding, (i) the Debtor shall remain liable under any contracts, agreements and other documents included in the Collateral, to the extent set forth therein, to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, and (ii) Secured Party shall not have any obligation or liability under any contracts, agreements and other documents included in or affecting the Collateral by reason of this Agreement, nor shall Secured Party be obligated to perform any of the obligations or duties of the Debtor thereunder or to take any

action to collect or enforce any such contract, agreement or other document included in or affecting the Collateral hereunder.

(c) Continuing Security Interest. The Debtor agrees that this Agreement shall create a continuing security interest in the Collateral which shall remain in effect until indefeasible payment and performance in full of all of the Obligations, as hereinafter defined.

(d) Subordinate Interest. The Obligations and the Lien granted hereby are subordinate and junior to any obligations and lien, if any, that Company might incur or grant in favor of a bank or other financial institution with respect to future indebtedness of the Company, and all of the rights of Secured Party hereunder are subordinate and junior to the rights of such bank or financial institution.

3. Obligations Secured. The security interest granted hereby secures payment of all amounts owed pursuant to the Notes, and all other obligations of the Debtor to the Secured Party under the Notes (collectively, the "Obligations").

4. Debtor's Representations, Warranties And Covenants. Debtor hereby represents, warrants and covenants to the Secured Party that:

(a) Name; Address. Debtor's legal name is as set forth above. Debtor's address is the address set forth above, and Debtor keeps its records concerning accounts, contract rights and other property at that location.

(b) Records. Debtor will at all times keep in a manner reasonably satisfactory to the Secured Party accurate and complete records of the Collateral.

(c) No Liens. Debtor will not create or permit to be created or suffer to exist any Lien of any kind on any of the Collateral other than (i) Permitted Liens and (ii) any Lien described in Section 2(d). As used herein, "Permitted Liens" means one or more purchase money security interests in any assets acquired after the date hereof.

(d) Other Financing Statements. No effective Financing Statement naming the Debtor as debtor, assignor, grantor, mortgagor, pledgor or the like and covering all or any part of the Collateral is on file in any filing or recording office in any jurisdiction.

(e) Notices, Reports and Information. The Debtor will (i) notify the Secured Party of any material claim made or asserted against the Collateral by any person or entity and of any material change in the composition of the Collateral or other event which could materially and adversely affect the value of the Collateral or Secured Party's Lien thereon; (ii) furnish to the Secured Party such statements and schedules further identifying and describing the Collateral and such other reports and other information in connection with the Collateral as Secured Party may reasonably request, all in reasonable detail; and (iii) upon request of Secured Party, make such demands and requests for information and reports as the Debtor is entitled to make in respect of the Collateral.

(f) Disposition of Collateral. The Debtor will not (i) surrender or lose possession of (other than to the Secured Party), sell or otherwise dispose of or transfer any

material portion of the Collateral or any material right or interest therein or (ii) remove any material portion of the Collateral from its present location, except in the ordinary course of business.

5. Financing Statements. Debtor hereby authorizes the Secured Party, at Debtor's cost, to file Uniform Commercial Code ("UCC") financing statements describing any or all of the Collateral. Debtor shall execute and deliver such other documents in respect of any security interest created pursuant to this Agreement which may at any time be required or which, in the opinion of the Secured Party, may at any time be desirable. If any recording or filing thereof (or the filing of any statements of continuation or assignment of any financing statement) is required to protect and preserve such lien or security interest, Debtor shall at its cost execute the same at the time and in the manner requested by the Secured Party.

6. Event of Default. An "Event of Default" shall exist under this Agreement upon the happening of any of the following events or conditions, without demand or notice from Secured Party:

(a) Breach. Failure by Debtor to observe or perform any of its agreements, warranties, representations or covenants in this Agreement, which failure is not cured within 15 days after the earlier of (i) receipt of written notice thereof by Secured Party to the Debtor or (ii) the date on which Debtor knew of such failure; or

(b) Event of Default. The occurrence of any Event of Default, as defined in the Notes.

7. Rights and Remedies on Event of Default.

(a) Exercise of Rights. During the continuance of an Event of Default, Secured Party shall have the right, through any of its agents, with or without notice to Debtor (as provided below), as to any or all of the Collateral, by any available judicial procedure, or without judicial process (provided, however, that it is in compliance with the UCC), to exercise any and all rights afforded to secured parties under the UCC or other applicable law. Debtor agrees that a notice sent at least ten days before the time of any intended sale or other disposition of the Collateral is to be made shall be reasonable notice of such sale or other disposition. The proceeds of any such sale or other Collateral disposition shall be applied, first to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like, and to Secured Party's reasonable attorneys' fees and legal expenses, and then (after application to any superior lien on the applicable Collateral) to the Obligations and to the payment of any other amounts required by applicable law, after which Secured Party shall account to Debtor for any surplus proceeds. If, upon the sale or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which Secured Party is legally entitled, Debtor shall be liable for the deficiency, together with interest thereon at the default rate (as provided in the Notes and subject to any lower maximum rate permitted by applicable law), and the reasonable costs and expenses incurred in collecting such deficiency (including any fees of any attorneys Secured Party employs to collect such deficiency); provided, however, that the foregoing shall not be deemed to require Secured Party to resort to or initiate proceedings against the Collateral prior to the collection of any such deficiency from Debtor. To the extent permitted by applicable law,

Debtor waives all claims, damages and demands against Secured Party arising out of the retention or sale or lease of the Collateral or other exercise of Secured Party's rights and remedies with respect thereto.

(b) Divestiture of Debtor's Interest. Any sale, whether under any power of sale hereby given or by virtue of judicial proceedings, shall operate to divest all Debtor's right, title, interest, claim and demand whatsoever, either at law or in equity, in and to the Collateral sold, and shall be a perpetual bar, both at law and in equity, against Debtor, its successors and assigns, and against all persons and entities claiming the Collateral sold or any part thereof under, by or through Debtor, its successors or assigns.

(c) Appointment of Attorney-in-Fact. Debtor appoints Secured Party, and any agent of Secured Party, with full power of substitution, as Debtor's true and lawful attorney-in-fact, effective as of the date hereof, with power, in their own names or in the name of Debtor, during the continuance of an Event of Default, (i) to demand, collect, issue receipt for, compromise, settle and sue for monies due in respect of the Collateral; (ii) to notify persons and entities obligated with respect to the Collateral to make payments directly to Secured Party; and, (iii) generally, to do, at Secured Party's option and at Debtor's expense, at any time, or from time to time, all acts and things which Secured Party deems necessary to protect, preserve and realize upon the Collateral and Secured Party's security interest therein to effect the intent of this Agreement, all as fully and effectually as Debtor might or could do; and Debtor hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney shall be irrevocable as long as the Obligations are outstanding.

(d) Remedies Cumulative. All of Secured Party's rights and remedies with respect to the Collateral, whether established hereby or by any other agreements, instruments or documents or by law shall be cumulative and may be exercised singly or concurrently.

(e) Subordination. The rights granted to Secured Party in this Section 7 are subordinate and junior to the rights granted to a bank or other financial institution with respect to indebtedness of the Company and any Lien granted in connection therewith, as described in Section 2(d).

8. Secured Party's Rights; Debtor Waivers.

(a) No Waiver. Secured Party's acceptance of partial or delinquent payment from Debtor under the Notes or hereunder, or Secured Party's failure to exercise any right hereunder, shall not constitute a waiver of any obligation of Debtor hereunder, or any right of Secured Party hereunder, and shall not affect in any way the right to require full performance at any time thereafter.

(b) Waiver of Rights. The Debtor waives, to the fullest extent permitted by law, (i) any right of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshaling of the Collateral or other collateral or security for the Obligations; (ii) any right to require Secured Party (A) to proceed against any person or entity, (B) to exhaust any other collateral or security for any of the Obligations, (C) to pursue any remedy in the Secured Party's power, or (D) to make or give any presentments, demands for

performance, notices of nonperformance, protests, notices of protests or notices of dishonor in connection with any of the Collateral; and (iii) all claims, damages, and demands against Secured Party arising out of the repossession, retention, sale or application of the proceeds of any sale of the Collateral.

9. Collateral Agent. At any time or times, in order to comply with any legal requirement in any jurisdiction or in order to effectuate any provision of this Agreement as determined in its sole discretion, the Secured Party may, without the consent of or notice to the Debtor, appoint Secured Party, or any bank or trust company or any other person or entity to act as collateral agent (the "Collateral Agent"), either jointly with Secured Party or separately, on behalf of the Secured Party with such power and authority as may be necessary for the effectual operation of the provisions hereof and specified in the instrument of appointment. The Debtor acknowledges that (i) the rights and responsibilities of the Collateral Agent under this Agreement or arising out of this Agreement shall, as between the Collateral Agent and the Secured Party, be governed by the matters as among the Secured Party and the Collateral Agent to which the Debtor shall not be a third party or other beneficiary; and (ii) as between the Collateral Agent and the Debtor, the Collateral Agent shall be conclusively presumed to be acting as agent for itself and the Secured Party with full and valid authority so to act or refrain from acting.

10. Miscellaneous.

(a) Amendment and Waiver. Neither this Agreement nor any part hereof may be changed, waived, or amended except by an instrument in writing signed by the Secured Party and by the Debtor; and waiver on one occasion shall not operate as a waiver on any other occasion.

(b) Notices. All notices and other communications provided for hereunder shall be given to the other at the address set forth above and shall be in writing.

(c) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of, the successors and assigns of the parties hereto.

(d) Governing Law. The laws of the State of California shall govern the construction of this Agreement, without giving effect to the principles of conflicts of laws thereof, except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular Collateral are governed by the laws of a jurisdiction other than the State of California.

(e) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(f) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(g) Venue. Debtor and Secured Party agree that all actions or proceedings arising in connection with this Agreement shall be tried and litigated only in the state and federal courts located in the County of San Francisco, State of California or, at the Secured Party's option, any court in which the Secured Party determines it is necessary or appropriate to initiate legal or equitable proceedings in order to exercise, preserve, protect or defend any of Secured Party's rights and remedies hereunder or the Notes or otherwise or to exercise, preserve, protect or defend the Secured Party's Lien against the Collateral, and which has subject matter jurisdiction over the matter in controversy. Each party waives any right it may have to assert the doctrine of forum non conveniens or to object to such venue, and consents to any court-ordered relief. Debtor waives personal service of process and agrees that a summons and complaint commencing an action or proceeding in any such court shall be promptly served and shall confer personal jurisdiction if served by registered or certified mail to Debtor. If Debtor fails to appear or answer any summons, complaint, process or papers so served within 30 days after the mailing or other service thereof, it shall be deemed in default and an order of judgment may be entered against it as demanded or prayed for in such summons, complaint, process or papers. The choice of forum set forth herein shall not be deemed to preclude the enforcement of any judgment obtained in such forum, or the taking of any action hereunder or the Notes to enforce the same, in any appropriate jurisdiction.

(h) Waiver of Jury Trial. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION, OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS AGREEMENT, OR IN ANY WAY CONNECTED WITH, OR RELATED TO, OR INCIDENTAL TO, THE DEALING OF THE PARTIES HERETO WITH RESPECT TO THIS AGREEMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND IRRESPECTIVE OF WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT EITHER PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF ANY OTHER PARTY HERETO TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

(i) Costs of Enforcement. Debtor shall reimburse the Secured Party (and any agent or representative of the Secured Party) for all reasonable costs and expenses, including without limitation attorneys' fees and court costs, incurred in enforcing this Agreement.

(j) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

DEBTOR:

MATEVEZA USA, LLC

By: *Founder Signature*
____
Jim Woods, CEO

SECURED PARTY:

Investor Signature
____
(Signature)
Name: [ENTITY NAME]

EXHIBIT A

DESCRIPTION OF COLLATERAL

All of Debtor’s right, title and interest in the tangible and intangible assets of the Company.

EXHIBIT C

Risk Disclosure Statement

RISK DISCLOSURE STATEMENT

Investors who are considering participating in the proposed MATEVEZA USA, LLC SECURED CONVERTIBLE PROMISSORY NOTE financing should consider carefully the following risk factors. These risk factors should be considered together with the financial information contained in the unaudited financial statements for the year-ended 2021. Participation in the proposed financing involves a high degree of risk.

RISK FACTORS

1. Dependence on Retail Income. Woods Beer & Wine Co. success is dependent on continued cash flow from its retail locations. If, for any reason, Woods Beer & Wine Co. loses any of its retail locations, projected profitability may be affected.

2. Ability to Source Ingredients. The brewing and winemaking industries are often subject to supply shocks. As demonstrated by recent hop shortages, it can be difficult to maintain a steady supply of ingredients.

3. Deterioration of the Economy. Woods Beer & Wine Co. sells premium products that cater to a higher income demographic. As such, demand for Woods Beer & Wine Co.'s products would be negatively impacted by further deterioration of the economy.

3. Future Pandemics. Woods Beer & Wine Co. is highly dependent on retail revenue. If the world were to experience another event like the COVID-19 pandemic, Woods Beer & Wine Co. may experience a drastic loss of revenue due to pandemic related closures.

4. Inability to Staff Retail Locations. Further increases in the cost of living in the San Francisco Bay Area may affect Woods Beer & Wine Co.'s ability to staff retail locations.

5. Slowing Craft Beer Growth. After experiencing many years of double-digit growth, the craft beer sector's growth slowed to 8% in 2021. A decline in craft beer's overall share of the beer market may have negative effects on Woods Beer & Wine Co.'s success.

6. Continued Wholesaler Consolidation. The last 10 years have seen significant consolidation among beer wholesalers. Many independent wholesalers that were drivers for growth in craft beer have been purchased by major brand houses. A clear path to market is important for Woods Beer & Wine Co.'s success.

7. Inability to Secure Store Approvals. Woods Beer & Wine Co.'s projected growth is dependent upon opening new sales channels. Growth may be compromised if, for whatever reason, store approval goals are not met.

8. Competition from Major Breweries. Woods Beer & Wine Co.'s success may prompt major breweries to launch competing products. Their vertical integration may allow significant price and distribution advantages.

9. Entry into New, Unproven Markets for New Types of Craft Beer. Although craft beers have proven to be an important and growing part of the overall beer market, replicating Woods Beer & Wine Co.'s initial success may prove to be more difficult than anticipated. While management has carefully analyzed the markets for new products and geographic expansion, there can be no assurance that Woods Beer & Wine Co.'s expansion into new areas with new products will be successful.

10. Ability to Manage Growth. While Woods Beer & Wine Co. has assembled the nucleus of a management team with both functional and industry experience, the start-up nature of the Company increases the risks of executing its business plan. Management anticipates that a key driver to Woods Beer & Wine Co.'s growth will depend on expansion into geographic areas outside of the San Francisco Bay Area. To achieve this growth, the Company may need both to attract additional financing and to recruit talented professionals to fill a number of business roles. There can be no assurance that Woods Beer & Wine Co. will be able to attract such financing on attractive terms or will be to hire and retain necessary personnel in order to achieve its expansion goals.

11. Lack of Investor Liquidity; No Established Trading Market. Although the Company intends to eventually pursue an initial public offering or sale of the Company, management cannot guarantee that Woods Beer & Wine Co. will ever complete an initial public offering or sale, or that investors will ever be able to receive cash from their investment through the receipt of dividends or the sale of their shares. Therefore, investors may experience difficulty in transferring their shares due to the lack of an established trading market as well as restrictions imposed by securities law.